# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SAIA INC, CIK 0001177702
CUSIP: 78709Y105
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 11465 Johns Creek Parkway, Suite 400, Johns Creek, Georgia (GA), 30097
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001103804

## Reporting persons
- VIKING GLOBAL INVESTORS LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,088,582; sole dispositive power 0; shared dispositive power 1,088,582; aggregate amount beneficially owned 1,088,582 (4.1% of the class)
  Comment: See Item 4
- VIKING GLOBAL PERFORMANCE LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 709,638; sole dispositive power 0; shared dispositive power 709,638; aggregate amount beneficially owned 709,638 (2.7% of the class)
  Comment: See Item 4
- Viking Global Equities II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 14,189; sole dispositive power 0; shared dispositive power 14,189; aggregate amount beneficially owned 14,189 (0.1% of the class)
  Comment: See Item 4
- Viking Global Equities Master Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 695,449; sole dispositive power 0; shared dispositive power 695,449; aggregate amount beneficially owned 695,449 (2.6% of the class)
  Comment: See Item 4
- Viking Long Fund GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 269,662; sole dispositive power 0; shared dispositive power 269,662; aggregate amount beneficially owned 269,662 (1% of the class)
  Comment: See Item 4
- Viking Long Fund Master Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 269,662; sole dispositive power 0; shared dispositive power 269,662; aggregate amount beneficially owned 269,662 (1% of the class)
  Comment: See Item 4
- Viking Global Opportunities Parent GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 109,282; sole dispositive power 0; shared dispositive power 109,282; aggregate amount beneficially owned 109,282 (0.4% of the class)
  Comment: See Item 4
- Viking Global Opportunities GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 109,282; sole dispositive power 0; shared dispositive power 109,282; aggregate amount beneficially owned 109,282 (0.4% of the class)
  Comment: See Item 4
- Viking Global Opportunities Portfolio GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 109,282; sole dispositive power 0; shared dispositive power 109,282; aggregate amount beneficially owned 109,282 (0.4% of the class)
  Comment: See Item 4
- Viking Global Opportunities Liquid Portfolio Sub-Master LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 109,282; sole dispositive power 0; shared dispositive power 109,282; aggregate amount beneficially owned 109,282 (0.4% of the class)
  Comment: See Item 4
- HALVORSEN OLE ANDREAS: type of reporting person: individual (IN); citizenship or place of organization: Norway (Q8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,088,582; sole dispositive power 0; shared dispositive power 1,088,582; aggregate amount beneficially owned 1,088,582 (4.1% of the class)
  Comment: See Item 4
- Ott David C.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,088,582; sole dispositive power 0; shared dispositive power 1,088,582; aggregate amount beneficially owned 1,088,582 (4.1% of the class)
  Comment: See Item 4
- Shabet Rose Sharon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,088,582; sole dispositive power 0; shared dispositive power 1,088,582; aggregate amount beneficially owned 1,088,582 (4.1% of the class)
  Comment: See Item 4

## Item 1. Issuer
Name of issuer: SAIA INC
Address of issuer's principal executive offices: 11465 Johns Creek Parkway, Suite 400, Johns Creek, Georgia, 30097

## Item 2. Person Filing
Name of person filing:
Viking Global Investors LP ("VGI"),

Viking Global Performance LLC ("VGP"),

Viking Global Equities II LP ("VGEII"),

Viking Global Equities Master Ltd. ("VGEM"),

Viking Long Fund GP LLC ("VLFGP"),

Viking Long Fund Master Ltd. ("VLFM"),

Viking Global Opportunities Parent GP LLC ("Opportunities Parent"),

Viking Global Opportunities GP LLC ("Opportunities GP"),

Viking Global Opportunities Portfolio GP LLC ("Opportunities Portfolio GP"),

Viking Global Opportunities Liquid Portfolio Sub-Master LP ("VGOL"),

O. Andreas Halvorsen, David C. Ott and Rose S. Shabet (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is: 600 Washington Boulevard, Floor 11, Stamford, Connecticut 06901.
Citizenship: VGI and VGEII are Delaware limited partnerships; VGP, VLFGP, Opportunities Parent, Opportunities GP and Opportunities Portfolio GP are Delaware limited liability companies; VGEM and VLFM are Cayman Islands exempted companies; VGOL is a Cayman Islands exempted limited partnership; O. Andreas Halvorsen is a citizen of Norway; and David C. Ott and Rose S. Shabet are citizens of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
VGI: 1,088,582

VGI provides managerial services to VGEII, VGEM, VLFM and VGOL. VGI has the authority to dispose of and vote the shares of Common Stock directly owned by VGEII, VGEM, VLFM and VGOL. VGI does not directly own any shares of Common Stock.

Based on Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"), VGI may be deemed to beneficially own the shares of Common Stock directly held by VGEII, VGEM, VLFM and VGOL.

VGP: 709,638

VGP, as the general partner of VGEII, has the authority to dispose of and vote the shares of Common Stock directly owned by VGEII. VGP serves as investment manager to VGEM and has the authority to dispose of and vote the shares of Common Stock directly owned by VGEM. VGP does not directly own any shares of Common Stock.

Based on Rule 13d-3 under the Act, VGP may be deemed to beneficially own the shares of Common Stock directly held by VGEII and VGEM.

VGEII: 14,189

VGEII has the authority to dispose of and vote the shares of Common Stock directly owned by it, which power may be exercised by its general partner, VGP, and by VGI, an affiliate of VGP, which provides managerial services to VGEII.

VGEM: 695,449

VGEM has the authority to dispose of and vote the shares of Common Stock directly owned by it, which power may be exercised by its investment manager, VGP, and by VGI, an affiliate of VGP, which provides managerial services to VGEM. Viking Global Equities LP (a Delaware limited partnership) and Viking Global Equities III Ltd. (a Cayman Islands exempted company), through its investment in VGE III Portfolio Ltd. (a Cayman Islands exempted company), invest substantially all of their assets through VGEM.

VLFGP: 269,662

VLFGP serves as the investment manager of VLFM and has the authority to dispose of and vote the shares of Common Stock directly owned by VLFM. VLFGP does not directly own any shares of Common Stock.

Based on Rule 13d-3 under the Act, VLFGP may be deemed to beneficially own the shares of Common Stock directly held by VLFM.

VLFM: 269,662

VLFM has the authority to dispose of and vote the shares of Common Stock directly owned by it, which power may be exercised by its investment manager, VLFGP, and by VGI, an affiliate of VLFGP, which provides managerial services to VLFM. Viking Long Fund LP (a Delaware limited partnership) and Viking Long Fund III Ltd. (a Cayman Islands exempted company), through its investment in Viking Long Fund Intermediate L.P. (a Cayman Islands limited partnership), invest substantially all of their assets through VLFM.

Opportunities Parent: 109,282

Opportunities Parent is the sole member of Opportunities GP, which has the authority to dispose of and vote the shares of Common Stock controlled by Opportunities Portfolio GP, which consists of the shares of Common Stock directly held by VGOL. Opportunities Parent does not directly own any shares of Common Stock.

Based on Rule 13d-3 under the Act, Opportunities Parent may be deemed to beneficially own the shares of Common Stock directly held by VGOL.

Opportunities GP: 109,282

Opportunities GP serves as the sole member of Opportunities Portfolio GP and has the authority to dispose of and vote the shares of Common Stock controlled by Opportunities Portfolio GP, which consists of the shares of Common Stock directly held by VGOL. Opportunities GP does not directly own any shares of Common Stock.

Based on Rule 13d-3 under the Act, Opportunities GP may be deemed to beneficially own the shares of Common Stock directly held by VGOL.

Opportunities Portfolio GP: 109,282

Opportunities Portfolio GP serves as the general partner of VGOL and has the authority to dispose of and vote the shares of Common Stock directly owned by VGOL. Opportunities Portfolio GP does not directly own any shares of Common Stock.

Based on Rule 13d-3 under the Act, Opportunities Portfolio GP may be deemed to beneficially own the shares of Common Stock directly held by VGOL.

VGOL: 109,282

VGOL has the authority to dispose of and vote the shares of Common Stock directly owned by it, which power may be exercised by its general partner, Opportunities Portfolio GP, and by VGI, an affiliate of Opportunities Portfolio GP, which provides managerial services to VGOL.

Viking Global Opportunities LP (a Delaware limited partnership) and Viking Global Opportunities III LP (a Cayman Islands exempted limited partnership), through its investment in Viking Global Opportunities Intermediate LP (a Cayman Islands exempted limited partnership), invest substantially all of their assets in Viking Global Opportunities Master LP (a Cayman Islands exempted limited partnership), which in turn invests through VGOL.

O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 1,088,582

Mr. Halvorsen, Mr. Ott and Ms. Shabet, as Executive Committee Members of Viking Global Partners LLC (general partner of VGI), VGP, VLFGP and Opportunities Parent, have shared authority to dispose of and vote the shares of Common Stock beneficially owned by VGI, VGP, VLFGP and Opportunities Parent. None of Mr. Halvorsen, Mr. Ott and Ms. Shabet directly owns any shares of Common Stock.

Based on Rule 13d-3 under the Act, each may be deemed to beneficially own the shares of Common Stock directly held by VGEII, VGEM, VLFM and VGOL.

Mr. Halvorsen, Mr. Ott and Ms. Shabet each beneficially own 1,088,582 shares of Common Stock consisting of (i) 14,189 shares of Common Stock directly and beneficially owned by VGEII, (ii) 695,449 shares of Common Stock directly and beneficially owned by VGEM, (iii) 269,662 shares of Common Stock directly and beneficially owned by VLFM and (iv) 109,282 shares of Common Stock directly and beneficially owned by VGOL.
Percent of class:
The percentages set forth herein are based on 26,642,641 shares of Common Stock outstanding as of October 28, 2025, as reported by the Issuer in its quarterly report on Form 10-Q, filed with the U.S. Securities and Exchange Commission (the "Commission") on October 30, 2025.

VGI: 4.1%
VGP: 2.7%
VGEII: 0.1%
VGEM: 2.6%
VLFGP: 1.0%
VLFM: 1.0%
Opportunities Parent: 0.4%
Opportunities GP: 0.4%
Opportunities Portfolio GP: 0.4%
VGOL: 0.4%
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 4.1%
Sole power to vote or to direct the vote:
VGI: 0

VGP: 0

VGEII: 0

VGEM: 0

VLFGP: 0

VLFM: 0

Opportunities Parent: 0

Opportunities GP: 0

Opportunities Portfolio GP: 0

VGOL: 0

O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 0
Shared power to vote or to direct the vote:
VGI: 1,088,582
VGP: 709,638
VGEII: 14,189
VGEM: 695,449
VLFGP: 269,662
VLFM: 269,662
Opportunities Parent: 109,282
Opportunities GP: 109,282
Opportunities Portfolio GP: 109,282
VGOL: 109,282
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 1,088,582
Sole power to dispose or to direct the disposition:
VGI: 0

VGP: 0

VGEII: 0

VGEM: 0

VLFGP: 0

VLFM: 0

Opportunities Parent: 0

Opportunities GP: 0

Opportunities Portfolio GP: 0

VGOL: 0

O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 0
Shared power to dispose or to direct the disposition:
VGI: 1,088,582
VGP: 709,638
VGEII: 14,189
VGEM: 695,449
VLFGP: 269,662
VLFM: 269,662
Opportunities Parent: 109,282
Opportunities GP: 109,282
Opportunities Portfolio GP: 109,282
VGOL: 109,282
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 1,088,582

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The response to Item 4 is incorporated by reference herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT A - JOINT FILING AGREEMENT

## Signatures
- VIKING GLOBAL INVESTORS LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Investors LP (1)(2)(3) (02/17/2026)
- VIKING GLOBAL PERFORMANCE LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Performance LLC (1)(2)(3) (02/17/2026)
- Viking Global Equities II LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Equities II LP (1)(2)(3) (02/17/2026)
- Viking Global Equities Master Ltd.: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Equities Master Ltd. (1)(2)(3) (02/17/2026)
- Viking Long Fund GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Long Fund GP LLC (1)(2)(3) (02/17/2026)
- Viking Long Fund Master Ltd.: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Long Fund Master Ltd. (1)(2)(3) (02/17/2026)
- Viking Global Opportunities Parent GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Parent GP LLC (1)(2)(3) (02/17/2026)
- Viking Global Opportunities GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities GP LLC (1)(2)(3) (02/17/2026)
- Viking Global Opportunities Portfolio GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Portfolio GP LLC (1)(2)(3) (02/17/2026)
- Viking Global Opportunities Liquid Portfolio Sub-Master LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Liquid Portfolio Sub-Master LP (1)(2)(3) (02/17/2026)
- HALVORSEN OLE ANDREAS: /s/ Scott M. Hendler, Scott M. Hendler on behalf of O. Andreas Halvorsen (1) (02/17/2026)
- Ott David C.: /s/ Scott M. Hendler, Scott M. Hendler on behalf of David C. Ott (2) (02/17/2026)
- Shabet Rose Sharon: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Rose S. Shabet (3) (02/17/2026)
Comment: (1) Scott M. Hendler is signing on behalf of O. Andreas Halvorsen, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES LIQUID PORTFOLIO SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(2) Scott M. Hendler is signing on behalf of David C. Ott, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES LIQUID PORTFOLIO SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Ott on February 12, 2021 (SEC File No. 005-49737).

(3) Scott M. Hendler is signing on behalf of Rose S. Shabet, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES LIQUID PORTFOLIO SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Ms. Shabet on February 12, 2021 (SEC File No. 005-49737).